ARTEC CONSULTING CORP.

Allmandring str. 22d - 31

Stuttgart, Germany 70569

Tel. (702) 879-4245

Email: artecconsultingcorp@gmail.com

April 8, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:    Mr. Edward M. Kelly

Re:   Artec Consulting Corp.

Registration Statement on Form S-1 (File No. 333-186732)

Dear Mr. Edward M. Kelly:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, Artec Consulting Corp., a Nevada corporation (the “Company”), hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to April 11, 2013, at 10:00 a.m. Eastern Time., or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

• Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

• The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

• The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.  Thank you for your assistance.

Very truly yours,

ARTEC CONSULTING CORP.

By:	/s/	Elizaveta Padaletc
	Name:	Elizaveta Padaletc
	Title:	President, Treasurer, Secretary and Director
(Principal Executive, Financial and Accounting Officer)